ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF MAY 25, 2017

DATE, TIME AND PLACE: On May 25, 2017 at 3:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIRMAN: Pedro Moreira Salles.

QUORUM: Totality of members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1) The meeting began with the discussion as to the renewal of limits for acquisition, by the Company, of own shares, and whereas:

a)       on February 1, 2016, the Board of Directors authorized the acquisition of own shares during the period from February 3, 2016 to August 2, 2017, pursuant to the limits of up to 10,000,000 of common shares and 50,000,000 preferred shares;

b)       on April 30, 2017 there were 3,074 common shares and 65,135,438 preferred shares issued by the Company held as treasury stock. During the period from February 3, 2016 to April 30, 2017, 38,087,900 preferred shares issued by the Company were acquired;

c)       The share acquisition process has the following potential objectives: (i) to maximize the allocation of capital through the efficient application of available funds; (ii) to provide for the delivery of shares to the employees and management of the Company and those of its subsidiaries within the scope of the compensation models and the long term incentive plans; and/or (iii) to use the acquired shares should business opportunities arise in the future.

Resolved:

(i) to terminate on this date, for anticipation, the period established at the meeting of February 1, 2016 for the acquisition of shares issued by the Company;

(ii) to renew the limits for these acquisitions, authorizing the acquisition of up to 10,000,000 common shares and 50,000,000 preferred shares issued by the Company, with no reduction in the value of the capital stock, for holding as treasury stock, cancelation or resale to the Market, pursuant to paragraphs 1 and 2 of Article 30 of Law 6,404/76 and CVM instruction 567/15;

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(iii) ascribe to the Board of Officers, the powers to establish the opportunity for the share acquisitions within these limits, which represent the equivalent of 3.15% of the free float of 317,862,080 common shares and the 1.56% of the free float of 3,201,348,733 preferred shares registered on April 30, 2017; and

(iv) that these acquisitions be effected through the Stock Exchanges during the period from May 26, 2017 to November 26, 2018, at market value and intermediated by Itaú Corretora de Valores S.A., with its registered offices at Av. Brigadeiro Faria Lima, 3500, 3º andar, Parte in the city and state of São Paulo.

(v) register that the information contained in Attachment 30-XXXVI of CVM Instruction No. 480/09 is included in Attachment I to these minutes.

2) Subsequently, following discussion on the theme below, the Directors resolved to establish the composition of the following Committees that report to the Board of Directors, for the next annual term of office, with duration until the investiture of those elected at the Meeting of the Board of Directors immediately subsequent to the Annual General Meeting of 2018:

STRATEGY COMMITTEE

President: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of ID RG-SSP/SP 19.979.952-0, enrolled in the tax register (CPF) under number 551.222.567-72, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

Members: FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 5.654.446-7, enrolled in the tax register (CPF) under number 771.733.258-20, domiciled in São Paulo (SP) at Rua General San Martin, 23, Jardim América, CEP 01439-030; JOÃO MOREIRA SALLES, Brazilian, married, economist, bearer of ID RG-SSP/SP 33.180.899-7, enrolled in the tax register (CPF) under number 295.520.008-58, domiciled in São Paulo (SP), at Av. Brigadeiro Faria Lima, 4440, 16º andar, Itaim Bibi, CEP 04538-132; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of ID RG-SSP/SP 15.111.115-7, enrolled in the tax register (CPF) under number 252.398.288-90, domiciled in São Paulo (SP), at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132, and ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of ID RG-SSP/SP 4.548.549, enrolled in the tax register (CPF) under number 007.738.228-52, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

CAPITAL AND RISK MANAGEMENT COMMITTEE

President: ROBERTO EGYDIO SETUBAL, as qualified above.

Members: GERALDO JOSÉ CARBONE, Brazilian, married, economist, bearer of ID RG-SSP/SP 8.534.857-0, enrolled in the tax register (CPF) under number 952.589.818-00, domiciled in São Paulo (SP), at Rua do Rocio, 84, 10º andar, Vl. Olímpia, 04552-000; and PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of ID RG-IFP/RJ 03.733.122-0, enrolled in the tax register (CPF) under number 548.346.867-87, domiciled in Rio de Janeiro (RJ), at Av. Ataulfo de Paiva, 1.100, 2º andar, Leblon, CEP 22440-035.

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APPOINTMENT AND CORPORATE GOVERNANCE COMMITTEE

President: PEDRO MOREIRA SALLES, as qualified above.

Members: ALFREDO EGYDIO SETUBAL, Brazilian, married, administrator, bearer of ID RG-SSP/SP 6.045.777-6, enrolled in the tax register (CPF) under number 014.414.218-07, domiciled in São Paulo (SP), at Av. Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942; FÁBIO COLLETTI BARBOSA, as qualified above; GERALDO JOSÉ CARBONE, as qualified above; and MARCO AMBROGIO CRESPI BONOMI, Brazilian, married, economist, bearer of ID RG-SSP/SP 3.082.364-X, enrolled in the tax register (CPF) under number 700.536.698-00, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

RELATED PARTIES COMMITTEE

President: FÁBIO COLLETTI BARBOSA, as qualified above.

Members: GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of ID RG-SSP/DF 408.776, enrolled in the tax register (CPF) under number 101.942.071-53, domiciled in São Paulo (SP) at Rua Estados Unidos, 498, Jardim América, CEP 01427-000; and PEDRO LUIZ BODIN DE MORAES, as qualified above.

PEOPLE COMMITTEE

President: PEDRO MOREIRA SALLES, as qualified above.

Members: ALFREDO EGYDIO SETUBAL, as qualified above; AMOS GENISH, Israeli, married, economist, bearer of ID RNE CGPI/DIREX/DPF V305047-D, enrolled in the tax register (CPF) under number 009.194.169-50, domiciled in London, United Kingdom, 2 DALEHAM GARDENS, NW3 5DA; FÁBIO COLLETTI BARBOSA, as qualified above; JOSÉ GALLÓ, Brazilian, married, administrator, bearer of ID RG-SSP/RS 6011890834, enrolled in the tax register (CPF) under number 032.767.670-15, domiciled in Porto Alegre (RS), at Av. Joaquim Porto Villanova, 401, 7º andar, Jardim do Salso, CEP 91410-400; and MARCO AMBROGIO CRESPI BONOMI, as qualified above.

COMPENSATION COMMITTEE

President: ROBERTO EGYDIO SETUBAL, as qualified above.

Members: GUSTAVO JORGE LABOISSIÈRE LOYOLA, as qualified above; ISRAEL VAINBOIM (not a member of management), Brazilian, divorced, engineer, bearer of ID RG-SSP/SP 14.189.351, enrolled in the tax register (CPF) under number 090.997.197-87, domiciled in São Paulo (SP) at Rua Diogo Moreira, 132, conjunto 1.601, Pinheiros, CEP 05423-010; and PEDRO LUIZ BODIN DE MORAES and PEDRO MOREIRA SALLES, both as qualified above.

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CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), May 25, 2017. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

MARCELO KOPEL

Investor Relations Officer

ATTACHMENT - SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF MAY 25, 2017 OF ITAÚ UNIBANCO HOLDING S.A.	Page 5

ATTACHMENT 30-XXXVI OF CVM INSTRUCTION 480/09

(Trading of Own Shares)

1. Justify in detail the objective and the economic effects of the operation.

Objectives

The share acquisition process has the following potential objectives: (i) to maximize the allocation of capital through the efficient application of available funds; (ii) to provide for the delivery of shares to the employees and management of the Company and those of its subsidiaries within the scope of the compensation models and the long term incentive plans; and (iii) to use the acquired shares should business opportunities arise in the future.

Economic Effects

The acquisition of own shares can result in the following impacts:

•	To the shareholders: (i) greater return in dividends, since the shares acquired by the Company are withdrawn from the free float and dividend payments are distributed for a smaller number of shares; and (ii) increase in shareholder participation should the shares be cancelled.
•	To the Company: (i) optimization of use of funds for investment; and (ii) change in the Capital Ratio.

In the event of acquisition of the total shares under this program, the financial amount expended will have no material accounting effects on the Company’s results.

2. Inform the number of shares (i) comprising the free float and (ii) already held as treasury stock.

Shares comprising the free float: 317,862,080 common shares and 3,201,348,733 preferred shares registered on April 30, 2017.

Shares held as treasury stock: 3,074 common shares and 65,135,438 preferred shares registered on April 30, 2017.

3. Inform the number of shares that may be acquired or sold.

Up to 10,000,000 common shares and 50,000,000 preferred shares with no reduction in the value of the capital stock, equivalent, to approximately 3.15% of the free float of 317,862,080 common shares and approximately 1.56% of the free float of 3,201,348,733 preferred shares registered on April 30, 2017.

4. Describe the principal characteristics of the derivative instruments which the company may use, if any.

The Company will not use derivative instruments.

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5. Describe, if any, eventual agreements or existing voting guidance between the company and the counterparty to the operations.

The share acquisition will be conducted through operations on the stock exchange, there being no voting guidance between the Company and the counterparties to the operation.

6. In the event that operations are transacted outside the organized securities markets, inform: (a) the maximum (minimum) price at which the shares will be acquired (sold); and (b) if the case, the reasons justifying the conducting of the transaction at prices of more than 10% (ten percent) higher in the case of acquisition or more than 10% (ten per cent) lower in the case of sale, at an average quotation, weighted by volume for the previous 10 (ten) trading days.

Not applicable since the acquisition of shares issued by the Company will be conducted through operations on the stock exchange at market value.

7. Inform, if any, the impacts trading will have on the shareholding composition or the management structure of the corporation.

There will be no impact on the management structure of the Company given the acquisition of shares issued by the Company itself neither will there be an impact on the composition of shareholding control given that the Company has a defined controlling bloc..

8. Identify the counterparties, if known and in the event that the counterparty is a party related to the company as set out in the accounting rules that cover this question, also supply information required by Article 8 to CVM Instruction 481 of December 17, 2009.

The acquisition of shares of the Company will be conducted through operations on the stock exchange and the counterparties are unknown.

9. Indicate the use of the funds generated, if the case.

Not applicable, given that for the moment the transactions will be limited to the acquisition of shares and not the sale.

10. Indicate the maximum term for settlement of the authorized operations.

The maximum term for the settlement of the approved operations will be 18 months, beginning May 26, 2017 and ending on November 26, 2018.

11. Identify institutions that will act as intermediaries, if any.

The operations will be intermediated by Itaú Corretora de Valores S.A., with registered offices at Av. Brigadeiro Faria Lima, 3500, 3º andar, Parte in the city and state of São Paulo.

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12. Specify the available funds to be used pursuant to Article 7, Paragraph 1 of CVM Instruction 567 of September 17, 2015.

On March 31, 2017, available funds for acquisition of shares issued by the Company were:

✓	R$ 1,265,167 thousand in Capital Reserves; and
✓	R$ 14,222,736 thousand in Statutory Revenue Reserves.

13. Specify the reasons for which members of the board of directors feel comfortable that the buyback of shares will not have an adverse impact on the ability to comply with obligations assumed with creditors or the payment of mandatory dividends, whether fixed or minimum.

The Board of Directors understands that the settlement of the acquisition of shares issued by the Company is compatible with its financial situation, foreseeing no impact on the ability to comply with obligations assumed, given that:

•	The Company manages its liquidity reserves based on available funds considering the continuity of the business under normal conditions Thus, total payment capacity is assured in relation to the financial commitments assumed. For more details, please see the Explanatory Note “Cash and Cash Equivalents” in the Financial Statements for the Company, available from the Investor Relations site (www.itau.com.br/ investor-relations).